Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Addus HomeCare Corporation for the registration of common stock, preferred stock, warrants, and units and to the incorporation by reference therein of our reports dated March 15, 2019, with respect to the consolidated financial statements of Addus HomeCare Corporation, and the effectiveness of internal control over financial reporting of Addus HomeCare Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst and Young LLP

Dallas, Texas

September 3, 2019